Mail Stop 4561

				August 24, 2005


Raj Sabhlok
SVP of Finance and Corporate Development
Embarcadero Technologies, Inc.
5777 North Meeker Avenue
Boise, ID. 83713

Re:	Embarcadero Technologies, Inc.
Form 10-Q/A for Fiscal Quarter Ended June 30, 2004
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-K/A for Fiscal Year Ended December 31, 2004
File No. 000-30293

Dear Mr. Sabhlok:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2004

Notes to Condensed Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Restatement, page 7

1. We note the restatement of your financial results for the three months ended March 31, 2004 and June 30, 2004. Tell us how you determined that the accounting errors were limited to transactions entered into during 2004 and to the United Kingdom subsidiary, Embarcadero Europe Ltd. In this regard, tell us what procedures you and/or the Audit Committee performed to ensure that the revenue recognition practices resulting in the restatement were not prevalent in other subsidiaries and did not impact prior fiscal years.

Form 10-K/A for Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements.

Note 7 - Income Taxes, page 56

2. We note your reconciliation between the effective tax rate and the statutory federal income tax rate. Explain to us the history and nature of the reconciling item labeled "Amortization of stock-based compensation." Tell us why the impact that this item had on your results for fiscal year 2004 was materially different compared to its impact on your results for fiscal years 2003 and 2002. Additionally, you indicate on page 24 of your MD&A that a tax benefit was recognized related to disqualifying dispositions of employee stock options for which stock based compensation was recognized in previous periods. Tell us how your accounting treatment for the tax benefit complies with paragraph 17 of APB 25. In this regard, if compensation expenses are deductible for tax purposes in a period different from the one in which they are reported as expenses in measuring net income, a deferred tax should be recorded and there is no affect on net income. Please advise.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Melissa
Walsh
at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian Accounting Branch Chief

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Raj Sabhlok
Embarcadero Technologies, Inc.
August 24, 2005
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